ATLIS MOTOR VEHICELS, INC.
Audited Financial Statements For The Years
Ended December 31, 2019 and 2018
Independent Auditor's Report

To Management
Atlis Motor Vehicles, Inc.
Mesa, AZ

We have audited the accompanying balance sheet of Atlis Motor Vehicles, Inc. as of April 21, 2020, and the related statements of income, retained earnings, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America;
this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Atlis Motor Vehicles, Inc. as of April 21, 2020, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these manners are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this manner.

Jason M. Tyra, CPA, PLLC
Dallas, TX
April 21, 2020

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com


                FINANCIAL STATEMENTS

ATLIS MOTOR VEHICLES, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

                                2019                   2018
Operating Income
  Sales                 $       2,287         $           -
                                2,275
Gross Profit                       12                     -

Operating Expense
  Salaries                     182,176                209,595
  Legal & Professional	        89,159                 77,806
  General & Administrative      89,021                 30,340
  Research & Development        50,428                106,720
  Advertising                   34,141                147,355
  Payroll Taxes                 14,486                 14,563
  Depreciation                   4,130                  4,130
  Rent                             630 	                  -
                               464,171                590,508

Net Income from Operations    (464,159)              (590,508)

Other Income (Expense)
  Interest Expense              (6,219)                (5,354)

Net Income              $     (470,378)       $      (595,862)



ATLIS MOTOR VEHICLES, INC.
BALANCE SHEET 2018 and 2019
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

                                2019                   2018
ASSETS

CURRENT ASSETS
  Cash                 $         5,074        $        (1,500)

TOTAL CURRENT ASSETS             5,074                 (1,500)

NON-CURRENT ASSETS
   Fixed Assets                  20,648                 20,648
   Accumulated Depreciation      (8,260)               (4,130)

TOTAL NON-CURRENT ASSETS         12,388                 16,518

TOTAL ASSETS                     17,462                 15,018

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
   Accounts Payable                   -                  2,988
   Accrued Taxes Payable         32,545                 41,531

TOTAL CURRENT LIABILITIES        32,545                 44,519

NON-CURRENT LIABILITIES
   Related Party Loan            10,483                 24,124
   Loans Payable                  7,737                 41,174

TOTAL LIABILITIES                50,765                109,817

SHAREHOLDERS' EQUITY
   Common Stock (17,857,143
    shares authorized;
   14,782,630 issued; $0.0001
   par value)                      1,478                 1,478
   Additional Paid in Capital  1,082,041               550,165
   Retained Earnings         (1,116,821)             (646,443)

TOTAL SHAREHOLDERS' EQUITY      (33,302)              (94,800)

TOTAL LIABILITIES AND
SHAREHOLDERS' EQUITY   $          17,462      $         15,018


ATLIS MOTOR VEHICLES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
                                                 2019         2018
Cash Flows From Operating Activities
   Net Income (Loss) For The Period       $  (470,378)  $ (595,862)
   Change in Accrued Payroll Tax Payable       (8,987)       41,531
   Change in Accounts Payable                  (2,988)        2,988
   Change in Payroll Corrections                    11            -
   Depreciation                                  4,130        4,130

Net Cash Flows From Operating Activities     (478,212)    (547,214)
Cash Flows From Investing Activities
   Purchase of Fixed Assets                         -      (20,648)

Net Cash Flows From Investing Activities            -      (20,648)

Cash Flows From Financing Activities
    Payment toward Related Party Loan         (13,641)     (27,956)
    Payment toward Loan Payable               (33,452)       41,174
    Issuance of Common Stock                         -        1,478
    Increase in Additional Paid In Capital     531,876      550,165

Net Cash Flows From Financing Activities       484,783      564,861
Cash at Beginning of Period                    (1,500)        1,500
Net Increase (Decrease) In Cash                  6,571      (3,001)
Cash at End of Period                      $     5,074   $  (1,500)


ATLIS MOTOR VEHICLES, INC.
Audit Notes for years ending 2018 and 2019

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Atlis Motor Vehicles, Inc. (the Company) is a corporation organized under the laws of Delaware and domiciled in Arizona.
The Company intends to develop and manufacture electric vehicles and other energy sustainable products.


NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The company sustained net losses of $470,378 in 2019 and $595,862 in and had no cash available as of December 31, 2018.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company plans to raise additional funds to meet obligations and further operations through a Reg CF campaign. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through April 21, 2021 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.


NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, passing regulatory testing, meeting manufacturing and environmental requirements, the need to obtain additional financing, and limited operating history.

The Company currently has no developed products for commercialization and there can be no assurance that the Companys research and development will be successfully commercialized. Developing and commercializing a product requires significant capital, and based on the current operating plan, the Company expects to continue to incur operating losses as well as cash outflows from operations in the near term.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Stockholders Equity

During 2018, the company issued 14,782,630 shares of common stock at Par Value $0.0001.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over managements estimate of each assets useful life.

Revenue

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

Current revenue is earned by the sale of small merchandise.

Advertising

The Company records advertising expenses in the year incurred.

Accrued Taxes Payable

During 2018 the company accrued $40,831 in payroll taxes payable.

Rent

The company leases a storage space on a month-to-month basis.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employees requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An options intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Companys common stock on the date that the commitment for performance by the counterparty has been reached or the counterpartys performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes (ASC 740). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is more likely than not that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2019 and 2018. Net operating losses will be carried forward to reduce taxable income in future years. Due to managements uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the State of Delaware and Arizona.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, Balance Sheet Classification of Deferred Taxes, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Companys financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows (Topic 230), Restricted Cash, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Companys financial statements and related disclosures.

In May 2014, the FASB issued ASU, 2014-09Revenue from Contracts with Customers (Topic 606), or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Companys financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic
842), or ASU 2016-02, which supersedes the guidance in ASC 840, Leases. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Companys financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, Improvements to Employee Share-based Payment Accounting, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Companys financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, CompensationStock Compensation (Topic 718): Scope of Modification Accounting, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Companys financial statements and related disclosures.


NOTE D- EQUITY

Under the Companys original articles of incorporation currently in effect, the Company authorized 17,857,143 shares of $0.0001 par value Common Stock.

As of December 31, 2019, the number of common shares issued and outstanding was 14,782,630.


NOTE E- DEBT

In 2017, the company issued a note to a related party in exchange for cash for the purpose of funding continuing operations (the Related Party Note Payable). The note does not accrue interest and is payable at a future date to be determined by management. During 2018 and 2017, the Company capitalized no interest related to the note.

In 2018, the company issued a loan payable in exchange for cash for the purpose of funding continuing operations (the Note Payable). The note incurs an annual interest rate of 35.6% on any remaining monthly balance. This interest is paid each month on the remaining loan balance. Minimum monthly payments are equal to $4,872.


NOTE F- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method. Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).


NOTE G- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.


NOTE H- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before April 21, 2021, the date that the financial statements were available to be issued.